EXHIBIT 2

Investor Contacts: Lior Shemesh, CFO +972.3.645.6252 +1.760.685.2007 lior.shemesh@alvarion.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com

Alvarion® Reports Q3 2011 Results

Washington, DC, November 2, 2011 — Alvarion Ltd. (NASDAQ:ALVR) a provider of optimized wireless broadband solutions addressing the connectivity, capacity and coverage challenges of public and private networks, today announced its financial results for the third quarter of 2011.

Q3 Highlights:
•           Shipments of $39.9 million, an 18.9% sequential decrease
•           Revenues of $47.0 million, a 15.2% sequential decrease
•           GAAP net loss of ($0.12) per share; non-GAAP net income of $0.01 per share

In the third quarter of 2011, revenues were $47.0 million, a decrease of 15.2% from $55.4 million in the second quarter of 2011, and a decrease of 13.0% from $54.0 million in the third quarter of 2010.

GAAP net loss in the third quarter of 2011 was ($7.5) million, or ($0.12) per share, including charges of approximately $7.1 million related to the bankruptcy filing of Open Range Communications. This compares to a net income of $0.3 million, or $0.01 per share in Q2 2011.  GAAP net loss in the third quarter of 2010 was ($6.1) million, or ($0.10) per share.

Excluding stock-based compensation and one-time charges, on a non-GAAP basis, the company reported net income of $0.3 million, or $0.01 per share, compared with non-GAAP net income of $1.5 million, or $0.02 per share in the second quarter of 2011, and non-GAAP net loss of ($5.4) million, or ($0.09) per share in the third quarter of 2010.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the third quarter of 2011 and the comparative periods.

Cash used in operations in the third quarter of 2011 was $0.3 million.  As of September 30, 2011, cash, cash equivalents and investments totaled $68.9 million.

Management Comments

“Our Q3 results were in line with our expectations and we again reported a non-GAAP operating profit as well as a non-GAAP net profit,” said Eran Gorev, President and CEO of Alvarion.  “We are continuing to execute on our strategic plan aimed at shifting from a primary focus on WiMAX-based RAN solutions to becoming a multi-technology wireless broadband solution powerhouse.  Last week, we introduced our BreezeCELL™ indoor capacity solution, based on TrueActive™ DAS technology, which was acquired via the purchase of Clariton Networks’ IP-related assets earlier this year.  Today, we announced a definitive agreement to acquire Wavion, which will further enhance our portfolio of optimized multi-technology solutions with additional carrier-grade WiFi capabilities to address the capacity and coverage needs of all types of wireless broadband networks.

“The Wavion acquisition will support our increased focus on vertical markets as WiFi is becoming a vital component of a complete solution for a wide range of customers. In addition, it will be an important part of our suite of solutions for operators, addressing their most pressing challenges brought on by the exponential growth in data usage.

“WiFi technology is gaining acceptance, and we are the only vendor combining a carrier-grade, best-of-breed WiFi solution with a strong DAS offering and 4G RAN capabilities to address a wide range of applications delivered over wireless broadband networks. We believe that these strategic moves will enable Alvarion to better serve existing customers as well as address new rapidly-growing markets by leveraging its global sales force and strong network of go-to-market partners.”

Guidance

Management believes revenues in the fourth quarter of 2011 will be in the range of $43 million to $48 million. Depending on shipment volume and mix, stand-alone Q4 non-GAAP earnings per share are expected to range between breakeven and a loss of ($0.05).

Alvarion management will host a conference call today, November 2, at 9:00 a.m. Eastern time to discuss Q3 results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1085; International: +1(612) 234-9960.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 6:00 a.m. EST on November 2, 2011 through 11:59 a.m. EST on December 2, 2011.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 219672.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,	June 30,
	2011	2010	2011	2010	2011

Sales	$148,818	$154,981	$46,956	$54,030	$55,361

Cost of sales	96,016	98,286	27,957	37,251	36,073

Gross profit	52,802	56,695	18,999	16,779	19,288

Operating expenses:
Research and development, net	20,611	29,772	6,393	8,639	5,910
Selling and marketing	28,376	32,952	8,940	9,959	9,670
General and administrative	10,668	11,886	3,431	3,911	3,391
Amortization of intangible assets	-	99	-	33	-
Restructuring and other charges (*)	7,128	3,573	-	-	-

Total Operating expenses	66,783	78,282	18,764	22,542	18,971

Operating income (loss)	(13,981)	(21,587)	235	(5,763)	317

Other loss (**)	(7,144)	-	(7,144)	-	-

Financial income (expenses) , net	(469)	576	(552)	124	2

Net income (loss) before Tax	(21,594)	(21,011)	(7,461)	(5,639)	319

Income Tax	-	583	-	438	-

Net income (loss)	(21,594)	(21,594)	(7,461)	(6,077)	319

Basic net earnings (loss) per share:
	$(0.35)	$(0.35)	(0.12)	(0.10)	$0.01
Weighted average number of shares used in computing basic net earnings (loss) per share	62,291	62,182	62,307	62,213	62,295

Diluted net earnings (loss) per share:
	$(0.35)	$(0.35)	(0.12)	(0.10)	$0.01

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,291	62,182	62,307	62,213	62,385

(*)	Results of the organizational change and other charges.
(**)	Results of one time charges related to customer.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

		Three			Three
		Months Ended			Months Ended
		September 30,			June 30,
		2011			2011
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$46,956	$-		$46,956	$55,361

Cost of sales	27,957	(8	)(a)	27,949	35,893

Gross profit	18,999	8		19,007	19,468

Operating expenses:
Research and development, net	6,393	(131	)(a)	6,262	5,668
Selling and marketing	8,940	(120	)(a)	8,820	9,349
General and administrative	3,431	(383	)(a)	3,048	2,947

Total Operating expenses	18,764	(634)		18,130	17,964

Operating income	235	642		877	1,504

Other loss	(7,144)	7,144	(b)	-	-

Financial income (expenses) , net	(552)	-		(552)	2

Net income (loss) before Tax	(7,461)	7,786		325	1,506

Income Tax	-	-		-	-

Net income (loss)	(7,461)	7,786		325	1,506

Basic net earnings (loss) per share	$(0.12)			$0.01	$0.02

Weighted average number of shares used in computing basic net earnings (loss) per share	62,307			62,307	62,295

Diluted net earnings (loss) per share	$(0.12)			$0.01	$0.02

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,307			63,872	63,888

(a)	The effect of stock-based compensation.

(b)	Results of one time charges related to customer.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION
OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND OTHER CHARGES

U.S. dollars in thousands (except per share data)

	Nine	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,	June 30,
	2011	2010	2011	2010	2011

Net income (loss) according to US GAAP	$(21,594)	$(21,594)	$(7,461)	(6,077)	$319

Amortization and Impairment of intangible assets	-	99	-	33	-

Stock based compensation expenses related to ASC 718	2,656	2,193	642	693	1,187

Restructuring and other charges (*)	7,128	3,573	-	-	-

Other loss (**)	7,144	-	7,144	-	-

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation , restructuring expenses and other loss	$(4,666)	$(15,729)	$325	(5,351)	$1,506

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation, restructuring expenses and other loss	$(0.07)	$(0.25)	$0.01	(0.09)	$0.02

Weighted average number of shares used in computing basic net earnings (loss) per share	62,291	62,182	62,307	62,213	62,295

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation, restructuring expenses and other loss	$(0.07)	$(0.25)	$0.01	(0.09)	$0.02

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,291	62,182	63,872	62,213	63,888

(*)	Results of the organizational change and other charges.

(**)	Results of one time charges related to customer.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	June 30,
	2011	2011
ASSETS
Cash, cash equivalents, short-term and long-term investments	$68,929	$69,734
Trade receivables	42,531	44,090
Other accounts receivable	8,194	11,417
Inventories	33,870	44,293

LONG TERM Trade receivables	6,031	5,316

PROPERTY AND EQUIPMENT, NET	9,873	10,923

TOTAL ASSETS	$169,428	$185,773

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$33,868	$33,914
Other accounts payable and accrued expenses	33,833	38,556

Total current liabilities	67,701	72,470

Long term employees liabilities	1,166	1,351
Long term liabilities others	1,646	1,821

Total long term liabilities	2,812	3,172

TOTAL LIABILITIES	70,513	75,642

SHAREHOLDERS' EQUITY	98,915	110,131

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$169,428	$185,773

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
September 30, 2011

Cash flows from operating activities:
Net income	$(7,461)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,219
Capital loss on disposal of property and equipment	331
Stock based compensation expenses ASC 718	642
Decrease in trade receivables	1,559
Decrease in other accounts receivable and prepaid expenses	401
Decrease in inventories	10,423
Increase in long term trade receivable	(715)
Decrease in trade payables	(46)
Decrease in other accounts payables and accrued expenses	(6,298)
Decrease in long term employees liabilities	(185)
Decrease in long term liabilities	(175)
Net cash used in operating activities	(305)

Cash flows from investing activities:
Purchase of fixed assets	(560)
Proceeds from fixed assets	60
Net cash used in investing activities	(500)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	-
Net cash provided by financing activities	0

Decrease in cash, cash equivalents, short-term and long-term investments	(805)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	69,734
Cash, cash equivalents, short-term and long-term investments at the end of the period	$68,929

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, capacity and coverage challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrum.  (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated; the failure to close the Wavion transaction as a result of the failure to meet closing conditions; the potential incurrence by Alvarion of unknown liabilities of Wavion as a result of the transaction; the failure of Alvarion to effectively integrate the business and technology of Wavion into that of Alvarion and Alvarion’s products and realize the expected synergies from the acquisition; the failure of Alvarion to gain market acceptance for the Wavion products as contemplated; the failure of the markets for Wavion’s and Alvarion’s products to grow as anticipated; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information ; the failure to close the Wavion transaction as a result of the failure to meet closing conditions; the potential incurrence by Alvarion of unknown liabilities of Wavion as a result of the transaction; the failure of Alvarion to effectively integrate the business and technology of Wavion into that of Alvarion and Alvarion’s products and realize the expected synergies from the acquisition; the failure of Alvarion to gain market acceptance for the Wavion products as contemplated; the failure of the markets for Wavion’s and Alvarion’s products to grow as anticipated; provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Farfuri, Sivan.farfuri@alvarion.com or +972.3.767.4159. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/index.php/en/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum